FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 28, 2003

Commission File Number 333-66973

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INDEX TO EXHIBITS

Item
1.	Press release dated April 23, 2003.
24.	Power of Attorney for AerCo Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 28, 2003

AERCO LIMITED (Registrant)

By:	/s/ Adrian Robinson

Name: Adrian Robinson
Title: Attorney-in-Fact

Item 1

AERCO LIMITED

22 Grenville Street, St.Helier, Jersey, JE4 8PX
Channel Islands

April 23, 2003

PRESS RELEASE

Kenneth N. Peters has announced his retirement as an Independent Director of the AerCo Limited Board of Directors with effect from today. The Board wishes to express its gratitude to Mr. Peters for his service as an Independent Director since his appointment to the Board in June 1998.

The AerCo Limited Board of Directors is pleased to announce the appointment of Anton Zauner as replacement Independent Director with effect from today. Mr. Zauner is a Co-founder and Managing Director of Capstar Partners LLC, for which he has worked since 1990.

Mr. Zauner is a graduate of Columbia University and Columbia Graduate School of Business Administration. Prior to Capstar, Mr. Zauner had worked until 1987 with Citibank, with responsibilities for airline and aerospace clients and as a Vice President of Citicorp Investment Bank, with responsibility for the Private Placement Group. From 1988 to 1989, Mr. Zauner was a Managing Director of Bankers Trust Company as Head of debt and equity syndication for the Lease and Project Finance Group.

For further information please contact: John McMahon or Pat Keating of AerCo Limited’s Administrative Agent, debis AirFinance Administrative Services Limited, at telephone number: +353 61 360000.

Item 24

POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in- Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson

G. Adrian Robinson

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Peter Sokell

Peter Sokell

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters

Kenneth N. Peters

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ M. John McMahon

M. John McMahon

	Witness:	/s/ B. C. Robins

Dated: 9 August 2002	/s/ Sean Brennan

Sean Brennan
	Witness:	Marian Kennedy